UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 21, 2015

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events

On September 21, 2015, Denbury Resources Inc. (the "Company") announced that its Board of Directors (the "Board") has suspended the Company's current $0.0625 per share quarterly cash dividend, beginning with the fourth quarter of 2015. The Company will pay its previously announced third quarter cash dividend on September 29, 2015.

Separately, the Board has reinstated the ability for the Company to repurchase shares under its previously authorized share repurchase program which was suspended in November of 2014. Under that program approximately $222 million remains authorized, with no set expiration date and no requirement that the authorized amount be used in whole or in part.

A copy of the press release regarding the announcement is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated September 21, 2015.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: September 21, 2015   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated September 21, 2015.

Denbury

News

DENBURY ANNOUNCES SUSPENSION OF DIVIDEND

PLANO, TX – September 21, 2015 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that its Board of Directors has decided to suspend the Company's current $0.0625 per share quarterly cash dividend, beginning with the fourth quarter of 2015. The Company will pay its previously announced third quarter cash dividend on September 29, 2015.

By suspending the dividend, the Company will free up approximately $22 million of cash each quarter, or $88 million annually, which can be directed to other uses including, among other things, debt reduction, increases in capital spending, or repurchases of shares of the Company's common stock. Separately, the Company's Board of Directors has reinstated the ability for the Company to repurchase shares under its previously authorized share repurchase program which was suspended in November of 2014. Under that program approximately $222 million remains authorized, with no set expiration date and no requirement that the authorized amount be used in whole or in part.

Phil Rykhoek, Denbury's President and Chief Executive Officer, commented, "While we believe that our assets are a great fit for a long-term growth and income strategy, the current low oil price environment and our desire to maintain financial strength and flexibility have led us to conclude that suspension of our dividend is appropriate at this time. Although our oil commodity hedges and proactive reduction in capital spending have buffered us to a large degree from this oil price downturn, the benefit from our hedges will begin to diminish in the fourth quarter of 2015. We expect to reinstate a dividend in the future, but the timeline for doing so is uncertain and will likely be highly dependent on oil prices. We remain focused on reducing costs and further optimizing our business to ensure that Denbury emerges from this downturn a much stronger company."

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis on carbon dioxide enhanced oil recovery ("CO_2 EOR") operations. For more information about Denbury, please visit www.denbury.com.

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DENBURY CONTACTS:
Mark C. Allen, Sr. Vice President and Chief Financial Officer, 972.673.2000
Ross M. Campbell, Manager of Investor Relations, 972.673.2825